Exhibit 99.4

Rio Tinto plc
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London EC2V 7HR
United Kingdom
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Press release
Rio Tinto Alcan moves towards Australian bauxite expansion
17 June 2008
Rio Tinto has approved a US$30 million feasibility study to develop a new bauxite operation to the south of the existing Weipa bauxite mine and port. This is the first step towards significantly expanding Rio Tinto’s operations at Weipa in Cape York, Queensland, Australia.
With the approval of the new operation, Weipa’s total bauxite production would increase from 18.2 million tonnes in 2007 to 35 million tonnes giving the group increased capacity to supply bauxite to customers globally and to Rio Tinto Alcan-owned refineries.
The new development would eventually replace the existing east Weipa mine and provide a platform for further expansion to take advantage of the large bauxite reserves and resources in the region south of the Weipa peninsula.
Rio Tinto Alcan president and chief executive Bauxite and Alumina, Steve Hodgson said, “The proposed mine development to the south of the current operations will allow Rio Tinto Alcan to maximise further value from its world class Weipa bauxite deposits.
“Rio Tinto Alcan has a strong growth pipeline of projects, and the Weipa operation is a vital cornerstone for our global aluminium business. The feasibility study will also examine a new port and stockpile facilities that would be built at a cost of about US$400 million to service the new mine.
“This project will ensure the future growth of Rio Tinto Alcan’s alumina business on Australia’s east coast. It supports our decision in 2007 to invest US$1.8 billion to expand the Yarwun alumina refinery in Gladstone and will underpin Rio Tinto Alcan’s plans to be a major participant in the global third party bauxite sales market.
“The aluminium market remains strong, and this extension supports Rio Tinto’s strategy of developing large, long life, value adding assets. Production from the mine extension will increase as demand for bauxite increases,” he said.
The feasibility study and Environment Impact Statement for mine development on the existing mine lease south of the Weipa peninsula will take one to two years.
The mine development, if approved, would take three years to construct, with first production expected in early 2013. Under the study, the development has an estimated capital cost of approximately US$1 billion (in nominal terms) including port costs and would include the development of port facilities, a transport system, power station, a beneficiation plant and operation support infrastructure. It will be subject to government and environmental approvals.
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Rio Tinto Alcan Weipa bauxite Reserves as at the end of 2007 were 1,224 million tonnes and its Resources were 2,219 million tonnes (2007 Rio Tinto Annual Report).
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
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